ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F617-951-7050 BOSTON NEW YORK PALO ALTO SAN FRANCISCO WASHINGTON, DC www.ropesgray.com

August 4, 2008

BY EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C.  20549

Attn: Kimberly A. Browning
Senior Counsel

Re:          Registration Statement on Form N-1A for IVA Fiduciary Trust (the “Trust”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 20, 2008 (File Nos. 333-151800 and 811-22211)

Dear Ms. Browning:

On behalf of the Trust, this letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided to Patricia Sandison on July 23, 2008 regarding the Registration Statement on Form N-1A filed by the Trust on June 20, 2008 (the “Registration Statement”) to register shares for two new series, namely IVA Worldwide Fund and IVA International Fund (each, a “Fund,” and, collectively, the “Funds”).

Summaries of the Staff’s comments and the Trust’s responses are set forth below.  Defined terms used and not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

General

1.             Comment:  Please revise the disclosure to delete equivocal language from the Prospectus.  For example, when disclosing fixed income securities, derivatives, or other types of investments the Funds will make, describe each investments rather than using phrases like “among other types of investments,” “among others,” “among other investments,” or “certain derivatives.”  In making these revisions to the Prospectus disclosure, please comply with the plain English requirements under Rule 421 under Regulation C under the Securities Act of 1933 (“Securities Act”).

Response: The requested changes have been made.

2.             Comment:  The Funds’ investment objective and Item 2 principal strategies and risks disclosures are substantially similar.  Please inform the staff how investors will be able to determine the difference between the two Funds?

Response:  The requested changes have been made. Each Fund’s investment objective has been clarified to indicate that IVA Worldwide Fund will invest in markets around the world, including U.S. markets, and IVA international Fund will invest in markets around the world, excluding U.S. markets.

Investment Objective - Both Funds

3.             Comment:  Each Fund states that it “will primarily seek long-term growth of capital with moderate risk. .  .  .” (Emphasis added.)  Do the Funds have secondary investment objectives?  If yes, please disclose those secondary objectives or delete the word primary from the disclosure. Please disclose what notice, if any a Fund will provide to shareholders prior to changing its investment objective (e.g., 60 days prior written notice).

Response:  The word “primarily” has been deleted from the disclosure and a sentence stating that a Fund will provide prior written notice to shareholders 60 days prior to changing its investment objective has been added to the disclosure.

Investment Objective -IVA International Fund

4.             Comment:  The penultimate sentence states, “[t]he Adviser .  .  .  under normal market conditions, intends to invest at least 80% of the Fund’s total assets in equity and debt securities issued by foreign companies.”  Is this quoted language part of the Fund’s investment objective or is it an investment strategy of the Fund?  Would it not be more appropriate to relocate the sentence to the “Principal Investment Strategies” section?

Response:  The quoted language describes an investment strategy of the Fund.  The sentence has been relocated to the “Principal Investment Strategies” section of the Prospectus.

Principal Investment Strategies - Both Funds

5.             Comment:  Please explain in your response letter whether the authorities mentioned in this section consented to being identified in the Prospectus.  Also, please explain how this information constitutes a principal investment strategy used by a Fund to achieve its investment objective.  Based upon your response, the staff may have additional comments on these matters.

Response:  The references to the authorities in question have been deleted. For a detailed explanation on how a Fund uses this strategy to achieve its investment objective, please see our response to comment 6 below.

6.             Comment:  Please clarify in greater detail how the Adviser calculates intrinsic value.

Response:  Each Fund identifies investment opportunities through intensive research of individual companies and generally does not focus on stock market conditions and other macro factors. For these reasons, each Fund may seek investments in the equity securities of companies in industries that are believed to be temporarily depressed.

7.             Comment:  Please disclose how the Funds determine an issuer’s economic ties to a particular country.  For example, do the Funds deem an issuer to be economically tied to a country in which the issuer has at least 50% of its assets or from which it derives at least 50% of its revenues or profits?  If not, what test do the Funds use to determine an issuer’s economic ties to a particular country?

Response:  The Funds determine an issuer’s economic ties to a particular country based on the location where such issuer is headquartered or incorporated, or where it conducts a significant part of its business activities.  The disclosure has been revised.

8.             Comment:  As currently drafted, the Funds’ Item 2 principal investment strategies summaries are disclosed sequentially, followed next by text under the heading “More on the Funds’ Investment Strategies and Principal Risks” and then the “Principal Investment Risks” section.  Please revise this disclosure to show each Fund’s Item 2 principal investment strategies summary followed by that Fund’s Item 2 principal investment risks summary.  Also, please relocate the “More on the Funds’ Investment Strategies and Principal Risks” section to appear after the Item 3 disclosure.  In addition, revise that heading to “More on the Funds’ Principal Investment Strategies and Principal Risks” or revise the text under the heading to distinguish principal from non-principal strategies and risks.

Response:  The requested changes have been made.

9.             Comment:  It appears that various strategies and risks are disclosed under the heading “More on the Funds’ Investment Strategies and Principal Risks” that are not disclosed in the Funds’ Item 2 strategies and risks sections.  Please confirm in your response letter that all principal investment strategies and risks of a Fund are summarized in the Fund’s Item 2 disclosure or revise the Prospectus as appropriate.  For example, if investing in derivatives, emerging markets, distressed debt securities, bank loans, real estate related securities, precious metals, commodities futures, municipal bonds, exchange traded funds, exchange traded notes, auction market preferred securities, emerging markets, or over-the counter markets are principal investment strategies of a Fund, then those strategies should be summarized in the Item 2 disclosure.  Also, if a Fund will invest in derivatives as a principal strategy, describe in Item 2 each particular derivative in which the Fund may invest along with a summary of the purpose for which they are used (e.g., for speculative or hedging purposes).  Also, please disclose the maximum percentage of assets a Fund may invest in derivative instruments.

Response: The requested changes have been made.  In addition, since derivative instruments are not a principal strategy, the Trust did not disclose in the prospectus the maximum percentage of assets a Fund may invest in derivative instruments, which is less than 10%.

10.           Comment:  If a Fund engages in selling short as a principal investment strategy, please disclose how those sales will be used to achieve the Fund’s investment objective, or how they will be used for some other purpose (e.g., hedging).  Also, if a Fund has any limits on the amount it may engage in selling short, please disclose that in the Prospectus.

Response:  The Funds will not engage in selling short as a principal investment strategy.  A sentence stating that a Fund will use a de minimis amount of its total assets for short sales has been added to the Prospectus.

11.           Comment:  Please disclose the specific equity securities in which a Fund will invest, along with all applicable risks.  For example, will the Funds invest in common or preferred stock?

Response:  The equity securities in which a Fund will invest are listed in the section “Principal Investment Strategies.”  The related risks are listed in the section “Principal Investment Risks.”  Disclosure stating that the Funds intend to invest in preferred stock appears in the Prospectus in the Sections titled “Principal Investment Strategies” for both Funds.

12.           Comment:  The disclosure states, “[u]nder normal circumstances, no one position in equity securities will exceed 5% of the total assets of the Fund at the time of investment.”  Please disclose the Funds’ policies regarding these investments after “the time of investment.”  For example, will a Fund sell a position in equity securities if it exceeds 5% of the Fund’s total assets, or may it continue to hold securities whose value exceeds 5% of total assets due to subsequent appreciation?

Response:  If a Fund’s position in one of the above referenced securities exceeds 5% of the Fund’s total assets after the time of investment, the Fund may continue to hold such securities.  A sentence to this effect has been added to the disclosure.

13.           Comment:  Please revise the Item 2 disclosure to summarize in plain English how the Adviser, in selecting debt securities to achieve each Fund’s investment objective of “long-term growth of capital with moderate risk, considers if applicable, the yield history of the securities and/or their potential for capital appreciation.  Also, if applicable, disclose that the Funds will invest in both foreign and domestic fixed income securities.

Response:  The requested changes have been made. Disclosure stating that the Funds will invest in both foreign and domestic fixed income securities has been added to the Prospectus.  In addition, a sentence has been added to the Prospectus describing that the Adviser considers both the likelihood of default and the potential for capital appreciation in selecting debt securities.

14.           Comment:  Please disclose what entity will determine the credit quality of the fixed income securities in which the Funds will invest (e.g., a nationally recognized statistical rating organization).  Also, if the Funds may invest in unrated bonds, disclose whether an entity, such as the Adviser, will determine the comparable credit quality of the unrated debt.  Also, if applicable, describe any investments by the Funds in below investment grade debt securities, including the lowest quality rating in which the Funds may invest.  Disclose that high-yield bonds are commonly referred to as “junk-bonds.”  If applicable, disclose that a Fund will invest in securities that are in default and summarize the risks of those investments.  Provide additional risk disclosure in the “Risks of Debt Securities” section commensurate with each fixed income security in which the Funds may invest.  This additional disclosure should summarize the risks of each type of investment, rather than merely stating the name of the investment.

Response:  Appendix A to the SAI discusses the Funds’ policies regarding the ratings of investment securities and the use of nationally recognized ratings agencies, such as Moody’s Investors Service, Inc. and Standard & Poor’s Corporation. A sentence referring to the ratings agencies has been added to the Prospectus disclosure. Any investments in unrated bonds will be evaluated by the Adviser or by a nationally recognized ratings agency to determine the comparable credit quality of the unrated debt. Disclosure describing investments by the Funds in below investment grade debt securities, securities in default and related risks appears under the heading “High Yield Securities Risk” in the section titled “Risks of Debt Securities.” A sentence stating that high-yield bonds are commonly referred to as “junk bonds” has also been added to the disclosure.

15.           Comment:  Please confirm in your response letter that each Fund’s Item 2 disclosure explains in general terms how the Fund’s Adviser decides which securities to sell or revise the disclosure as appropriate.  See Item 4(b)(2) of Form N-1A.

Response: The Adviser will sell a security when it determines that such security no longer offers fundamental value and financial strength and stability.  A sentence to that effect has been added to the disclosure.

16.           Comment:  If a Fund will invest in mortgage backed securities as a principal investment strategy, please summarize in the Item 2 disclosure what entities will issue or guarantee the securities as well as the risks of investing in them.  Also, in discussing asset-backed securities please specify which assets will back the securities (e.g., auto loans, credit card receivables, home equity loans, or student loans).

Response:  The Funds may invest in mortgage backed securities, but such investments do not constitute a principal investment strategy. Disclosure regarding investments in mortgage backed securities is included in the SAI.

Principal Investment Strategies - IVA Worldwide Fund

17.           Comment:  Please disclose in the Prospectus the minimum amount the IVA Worldwide Fund will invest in foreign securities.  The staff would not object if the Fund discloses that it normally invests at least 40% of its total assets in foreign securities, but in no event less than 30%.

Response: A sentence stating that the IVA Worldwide Fund will normally invest at least 30% of its total assets in equity and debt foreign securities issued by foreign companies and governments has been added to the Prospectus.

More on the Funds’ Investment Strategies and Principal Risks

18.           Comment:  Please disclose how distressed debt provides “downside protection in a difficult stock market.”

Response:  The requested disclosure has been added to the Prospectus to reflect that distressed debt securities provide downside protection in a difficult stock market because distressed debt is generally considered a special class of securities that has a low correlation with other securities in the market, which in turn provides diversification.

Principal Investment Risks

19.           Comment:  Please confirm that for all risks disclosed in this section, there is corresponding disclosure in the Item 2 principal strategies section or make appropriate revisions to the Prospectus.  For example, will investments in over-the-counter securities or emerging markets be principal investment strategies of the Funds?  Also, please disclose the risks of investing using an intrinsic value methodology.

                Response:  The Trust confirms that for all risks disclosed in this section, there is corresponding disclosure in the Item 2 principal strategies section.  Investments in over-the-counter securities and emerging markets are principal investment strategies of the Funds. The requested disclosure regarding investment risk appears under the headings “Management Risk” and “ Investment Style Risk” in the Prospectus.

20.           Comment: If appropriate, please add disclosure in Item 2 about the current sub-prime mortgage situation.

Response:  Disclosure regarding the current sub-prime mortgage situation has not been added to the Prospectus because the Funds will not invest in mortgage backed securities as a principal investment strategy.

21.           Comment:

If applicable, please disclose the risks arising from the fact that the Adviser has never managed a mutual fund.

Response:  Disclosure regarding the risks arising from the fact that the Adviser has never managed a mutual fund are addressed in the Prospectus under the heading titled “Risks Associated With Newly Formed Funds and Newly Formed Advisers.”

Fees and Expenses - Both Funds

22.           Comment:  If appropriate, please add to the Fees and Expenses table an “Acquired Fund Fees and Expenses” line item.  See Instruction 3(f)(i) to Item 3 of Form N-1A.

Response:  Because the Funds do not expect expenses associated with Acquired Funds to exceed 0.01% of their average net assets, the requested change was not made.

23.           Comment:  In the fee table, please revise the “Annual Operating Expenses” line item to read, “Annual Operating Expenses as a Percentage of Net Assets.”

Response:  The requested change has been made.

24.           Comment:  In describing the agreement referenced in the second footnote to the fee table, in the first sentence, please add the words “contractual” and “written.”  Also, disclose that this written contractual agreement may only be terminated by the Board of Trustees (“Board”) during the year following the date of the filing’s effectiveness.  Further, disclose that the Board must approve any recoupment payment made to the Adviser.  Finally file the agreement in a pre-effective amendment as an exhibit to the registration statement.

Response: The requested changes have been made. The referenced agreement will be filed in a pre-effective amendment as an exhibit to the Registration Statement.

25.           Comment:  The second footnote discloses that certain expenses (i.e., brokerage expenses, interest expense, taxes and extraordinary expenses) are excluded from the expense reimbursement agreement between the Funds and the Adviser.  Please disclose in the footnote that to the extent a Fund incurs any of these excluded expenses, the net amount in the Fund’s fee table will increase by the amount of the excluded expenses.  Also, disclose the estimated amount of interest and cost of selling short in the footnote and confirm that those sums will be included in the “net annual operating expenses.”

Response:  The requested changes have been made. A sentence has been added to the disclosure stating that any extraordinary expenses each Fund incurs will be borne by the Fund’s shareholders.

26.           Comment:  Please confirm to the staff that the management fee, before and after application of the expense reimbursement, is the same for all share classes.

Response:  The Trust confirms that the management fee, before and after application of the expense reimbursement, is the same for all share classes.

27.           Comment:  If applicable, please disclose that the Funds charge a fee for wire transfers of redeemed shares.  We would not object if this disclosure is added as a footnote to the fee table.

Response:  The requested change has been made.

28.           Comment:  In the first parenthetical, please delete the phrase “fee waivers and/or.”

Response:  The requested change has been made.

29.           Comment:  Please confirm to the staff that the dollar amounts reflected under the “3 Year” column are gross numbers (i.e., the expense reimbursement has not been subtracted from the amounts for years 2 and 3).

Response:  The Trust confirms that the dollar amounts reflected under the “3 Year” column are gross numbers.

Investment Adviser

30.           Comment: Please clarify, in plain English, how the advisory fee is paid.  For example, is it paid monthly in arrears?

Response:  The requested change has been made to the Prospectus, reflecting that each Fund pays the Adviser an annual fee monthly in arrears.

Payments to Financial Firms

31.           Comment:  In the first paragraph, the second sentence states, “[t]he Adviser may also make payments for marketing, promotional or related expenses to dealers.”  Please disclose the source for these payments.

Response: A sentence has been added to the Prospectus stating that the amounts of the payments in question are derived from the Adviser’s legitimate business activities.

Additional Information About Your Investment

32.           Comment:  In various locations the text discloses that the Funds, transfer agent, and distributor may reject or cancel purchase orders.  Please disclose in plain English the Funds’ policy regarding rejection and cancellation of purchase and redemption orders, including the maximum amount of time the Funds will take to reject or cancel a purchase order.

Response:  The requested change has been made.

How to Purchase Shares

33.           Comment:  Please revise the Prospectus to define the term “good order” at the location in the text where it is first used.  We note that the term is defined in a subsequent section under the heading “How to Redeem or Exchange Shares.”

Response:  The requested change has been made.

34.           Comment:  The disclosure states that along with the Funds’ transfer agent, purchase orders and redemption requests may be placed with “an authorized agent or sub-agent.”  (Emphasis added.) The text further explains that if “an authorized agent or sub-agent, receives your request in good order before the close of trading on the New York Stock Exchange (NYSE) (generally 4 p.m.  Eastern time (ET)), your transactions will be priced at that day’s NAV.  If your request is received after 4 p.m., it will be priced at the next business day’s NAV.”  Please reconcile this disclosure with the text explaining, “[i]mportant note: Share purchases are not binding on the Trust or the Distributor (and accordingly may be rejected) until they are confirmed as paid by the Transfer Agent.  All payments must be made in U.S. dollars, and all checks must be drawn on U.S. banks.”  (Emphasis added.)  Please clarify the disclosure using plain English.  Does an investor not receive the price next determined after receipt of his order?  Is payment of share purchase price considered part of “good order?”  If so, please advise the staff how that is consistent with Rule 22c-1(a) under the Investment Company Act of 1940 (“Investment Company Act”).

Response: The requested revisions to the disclosure have been made.  Payment of share purchase price considered in note part of good order.

Frequent Purchases and Sales of Fund Shares

35.           Comment:  The disclosure states, “the Funds reserve the right to suspend their offering of shares or to impose restrictions on purchases or exchanges at any time that are more restrictive than those that are otherwise stated in this Prospectus with respect to disruptive, excessive or short-term trading.”  (Emphasis added.)  Please clarify how this disclosure complies with Rule 11a-3(b)(8) of the Investment Company Act.

Response: A sentence has been added to the Prospectus stating that shareholders will be notified of the Funds’ intention to restrict exchanges at least 60 days in advance of such action.

36.           Comment:  Please disclose whether the Funds accommodate frequent purchases and redemptions of the Funds’ shares by the Funds’ shareholders.  See paragraph (e)(4)(ii) of Item 6 of Form N-1A.

Response:  A sentence stating that the Funds do not accommodate frequent purchases and redemptions of the Funds’ shares by the Funds’ shareholders has been added to the disclosure.

How Fund Share Prices Are Calculated

37.           Comment:  In the first paragraph, please delete the last sentence or clarify how that disclosure is in compliance with Rule 22c-1 under the Investment Company Act.

Response:  The requested change has been made whereby the relevant sentence was deleted.

38.           Comment:  Please expand upon the disclosure to explain all relevant scenarios under which fair valuation may be required (e.g., thinly traded securities, derivatives, fixed income securities).  This disclosure should address the extent to which the Fund’s portfolio will have readily available market prices.

Response:  The requested change has been made.

39.           Comment:  The third paragraph states, “the Funds’ investments will be valued as determined in good faith pursuant to policies and procedures approved by the Board of Trustees (so-called ‘fair value pricing’).”  Please disclose what entity actually fair values investments on the Board’s behalf (e.g., the Adviser, a fair valuation committee).  Also, disclose that the entity performs fair value pricing under the supervision of the Board.

Response:  The Pricing and Fair Valuation Committee has the responsibility to perform fair value pricing under the supervision of the Board.

40.           Comment:  If applicable, please clarify in the fourth paragraph that this disclosure concerns foreign securities and expand upon the text.  In particular, explain in greater detail why a Fund may need to use fair value more frequently for securities primarily traded in non-U.S. markets.

Response:  A sentence has been added to the Prospectus stating that for securities that do not trade during NYSE hours, fair value determinations are based on analyses of market movements after the close of those securities’ primary markets, and include reviews of developments in foreign markets, the performance of U.S. securities markets, and the performance of instruments trading in U.S. markets that represent foreign securities and baskets of foreign securities.

41.           Comment:  In the fourth paragraph, the last sentence states, “[i]nformation that becomes known to the Funds or their agents after the NAV has been calculated on a particular day will not generally be used to retroactively adjust the price of a security or the NAV determined earlier that day.”  (Emphasis added.) Please disclose when such information would be used as described in the paragraph.

Response:  The word “generally” has been deleted from the disclosure.

42.           Comment:  In the last paragraph, please list and explain in greater detail the days on which the NYSE is closed.  See Item 6(a)(3) of Form N-1A.

Response:  The requested change has been made.

Initial Sales Charges - Class A Shares

43.           Comment:  Please reorganize the disclosure in this section to appear with that discussing the Funds’ distribution and servicing plans.  See General Instruction C.3(a) of Form N-1A.

Response:  The requested change has been made.

How to Redeem or Exchange Shares

44.           Comment:  Please disclose in the first paragraph of this section that if the transfer agent, an authorized agent or sub-agent, receives a redemption request in good order before the close of trading on the New York Stock Exchange (generally 4 p.m.  Eastern time), that transaction will be priced at that day’s NAV.  Also, if the request is received after 4 p.m., it will be priced at the next business day’s NAV.

Response:  The requested change has been made.

Exchanging Your Shares - Additional Information

45.           Comment:  If applicable, disclose that Class C shares convert to Class A shares if held beyond a certain number of years and disclose the number of years required for that conversion to occur.

Response: The requested change is not applicable.

Redeeming Your Shares - Additional Information

Redemption In-Kind

46.           Comment:  If applicable, please disclose that redemption-in-kind payments will be made with liquid securities.  Also, disclose that a shareholder will bear any market risks associated with the redeemed-in-kind securities until they are converted into cash and that a shareholder could incur fees (e.g., brokerage charges) in converting the securities to cash.

Response: The requested change has been made.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

Investment Objectives of the Funds

47.           Comment:  While the heading of this section is “Investment Objectives of the Funds,” it appears that certain of the Funds’ investment strategies are also described therein.  Please place disclosure regarding the Funds’ investment strategies under an appropriate heading.

Response:  The requested change has been made.

Additional Investment Activities and Risks

48.           Comment:  Please revise this section to distinguish principal investment strategies and risks from non-principal investment strategies and risks (e.g., insert headings to differentiate them).

Response:  The requested change has been made.

49.           Comment:  In the first paragraph, please delete the second sentence or cite to the authority allowing a fund to disclose an incomplete list of its investment strategies and the instruments and securities in which it may invest.  Also, please confirm to the staff that the SAI includes a complete description of the Funds’ non-principal investment strategies and the risks of those strategies, including any strategy to invest in a particular type of security or investment in compliance with Item 11(b) of Form N-1A or revise the disclosure as appropriate.  If the Fund wishes to include principal strategies in the SAI, we would not object to it doing so, however, those strategies should be identified as principal strategies.

Response:  The referenced sentence has been deleted. The Trust confirms that the SAI includes a complete description of the Funds’ non-principal investment strategies and the risks of those strategies.

50.           Comment:  Please add a section discussing the Funds’ policies and strategies for investing in other investment companies.  This section should also explain that the Fund, as a stockholder in an investment company, would bear its ratable share of that investment company’s expenses, including management fees and other expenses with respect to assets so invested.

                Response:  Please refer to the existing section titled “Investment in Other Investment Companies,” which appears under the section “Additional Investment Activities and Risks” in the SAI.

51.           Comment:  For all securities that give rise to an obligation on the part of the Funds to repay an obligation (e.g., forward contracts, reverse repurchase agreements), please disclose that the Funds will establish and maintain segregated accounts to cover such obligations.

Response:  The requested change has been made.

Illiquid Assets and Restricted Securities

52.           Comment:  In the first sentence of the first paragraph, please change the word “invest” to “hold.”  Also, please disclose the Funds’ policies to remedy the situation when their holdings in illiquid securities exceed 15% of net assets.

Response:  The requested change has been made. When a Fund’s holdings in illiquid securities exceed 15% of net assets, the Adviser will use its best efforts to remedy the situation as promptly as practicable under the circumstances.

Investment in Blank Check Companies & Trade Claims

53.           Comment:  Please disclose the maximum amount, as a percentage of total assets, each Fund may invest in these instruments.  Also clarify how investing in these instruments is consistent with each Fund’s investment objective of “moderate risk.”

Response:  The Funds will invest a maximum of 10% of total assets in blank check companies and trade claims. The reference to “moderate risk” has been deleted from the disclosure.

Borrowing

54.           Comment:  Please add a non-fundamental restriction explaining that a Fund may not purchase additional securities while it has outstanding borrowings exceeding 5% of its total assets or add appropriate leverage and risk disclosure to the Prospectus.

Response: The requested change has been made.

Lending of Securities

55.           Comment:  Please disclose the Funds’ policies regarding the voting of shares loaned.  For example, will a Fund recall a loaned security in order to vote the shares on a material proxy issue?

Response:  A sentence stating that a Fund will recall a loaned security in order to vote the shares on a material proxy issue has been added to the disclosure.

Repurchase Agreements

56.           Comment:  Please disclose the maximum amount, as a percentage of total assets that each Fund may enter into repurchase agreements.  Also clarify that a repurchase agreement is a loan.

Response:  The requested changes have been made. A sentence stating that each Fund may use a maximum of 10% of total assets to enter into repurchase agreements has been added to the disclosure.

Reverse Repurchase Agreements

57.           Comment:  Please disclose, as a percentage of total assets, how much a Fund may borrow by entering into reverse repurchase agreements.

Response: A sentence stating that each Fund may use a maximum of 10% of total assets to enter into reverse repurchase agreements has been added to the disclosure.

Investment Restrictions

Fundamental Restrictions

58.           Comment:  Section 5(b) (1) of the Investment Company Act defines a diversified management company as one that, as to at least 75% of its assets (exclusive of cash, cash items, and government securities), invests no more than 5% of its total assets in any one issuer and owns no more than 10% of the outstanding voting securities of that issuer.  Please add a fundamental restriction disclosing the Fund’s diversification policy that is in compliance with all of the restrictions of Section 5(b)(1).  Also, please clarify whether each Fund’s principal investment strategy that “no one position in equity securities will exceed 5% of the total assets of the Fund at the time of investment” is fundamental, or merely an operating policy.

Response:  The requested changes have been made. The Trust confirms that each Fund’s principal investment strategy that “no one position in equity securities will exceed 5% of the total assets of the Fund at the time of investment” is merely an operating policy.

59.           Comment:  At an appropriate location in the text, please disclose what is “otherwise permitted under the 1940 Act” with respect to a fund issuing senior securities as stated in the second fundamental investment restriction.

Response:  The requested change has been made.

60.           Comment:  The staff believes that 25% or more of total assets constitutes concentration.  Accordingly, please revise the fourth fundamental restriction to read, “may not concentrate 25% or more of the value of its total assets in any one industry or group of industries.”  Also, at an appropriate location in the text, please disclose how the Funds define an industry.

Response:  The requested changes have been made.

61.           Comment:  Under the fourth fundamental investment restriction the Funds may loan portfolio securities.  Please disclose in this policy what percentage of each Fund’s total assets may be loaned.  We note that any such amount should not exceed one-third of the Fund’s total assets.  See Section 18 of the Investment Company Act.

Response:  The requested change has been made. The Trust confirms that no more than one-third of the Fund’s total assets will be loaned at any time.

62.           Comment:  Under the seventh fundament investment restriction the Funds “may purchase or sell precious metals directly.  .  .  .”  In an appropriate location in the text, please disclose any limitations, as a percentage of total assets, the Funds have on these purchases and sales.  Also, disclose what liquidity requirements will apply to investments by the Funds in precious metals.

Response:  The requested changes have been made.

Non-Fundamental Restrictions & Policies

63.           Comment:  If a Fund may pledge, mortgage, hypothecate or otherwise encumber any of its assets to secure its borrowings, please disclose its non-fundamental policy and state fully how and when the Fund will engage in this policy.  Also, state within the policy the total amount of Fund assets that may be pledged to secure borrowing.  We note that any such amount should not exceed one-third of the Fund’s total assets.  See Section 18 of the Investment Company Act.  See also Salomon Brothers (pub. avail.  May 4, 1975).

Response:  The requested changes have been made.

64.           Comment:  Please add a non-fundamental policy explaining whether a Fund will invest in other companies for the purpose of exercising control or management of those companies.

Response:  The disclosure has not been added as the Funds will not invest more than 5% of total assets in other companies for the purpose of exercising control or management of those companies.

Performance

65.           Comment:  Please disclose each Fund’s expected portfolio turnover rate in the first year of operations.

Response:  A sentence stating that each Fund’s expected portfolio turnover rate in the first year of operation will be less than 30% of total assets has been added to the disclosure.

Investment Advisory and Other Services

Portfolio Manager Compensation

66.           Comment:  The first paragraph states, “each portfolio manager manages other accounts, including accounts that pay higher fees or accounts that pay performance-based fees.  .  .  .”  The second paragraph states, “the compensation of each portfolio manager consisted of a partnership interest in the firm’s profits.”  These two statements appear to contradict each other and should be reconciled.  Does the Advisory firm receive the performance fee and the individual portfolio managers are paid a percentage of the firm’s profits?  In revising the disclosure, describe the compensation that a portfolio manager receives for managing the Funds, as well as the compensation a portfolio manager receives for managing other accounts.  See Instruction 3 to paragraph (b) of Item 15 of Form N-1A.  Also, the form of compensation for each portfolio manager’s salary, bonus, deferred compensation, etc. should be disclosed (e.g., cash or some other type of compensation (e.g., stock options)).

Response:  The Trust confirms that the adviser will receive the performance fee and the individual portfolio managers will be paid solely a percentage of the firm’s profits. Accordingly, no further disclosure has been added.

Potential Conflicts of Interest

67.           Comment:  Please elaborate on the conflicts of interest disclosure provided in this section.  In particular, describe further the Adviser’s and the Funds’ “adopted compliance policies and procedures … designed to address various conflicts of interest …”  Also, describe in greater detail, the Adviser’s “trade allocation procedures that are designed to facilitate the fair allocation of limited investment opportunities among multiple funds and accounts.”

Response:  The requested changes have been made.

Disclosure of Portfolio Holdings

68.           Comment:  The third paragraph states that “[d]isclosure of … portfolio holdings information that is not publicly available … may be made to the Adviser or to the Fund’s custodian, transfer agent, administrator, principal underwriter, counsel and financial printers.”  (Emphasis added.) If the Funds have any current ongoing arrangements with their service providers, or others, under which nonpublic information about the Funds’ portfolio securities is made available in real-time daily basis, disclose that fact and provide a comprehensive list of those service providers and other entities.  See paragraph (f)(1)(v) of Item 11 of Form N-1A.  In this regard, it appears as if the Funds have such a current ongoing relationship with their Adviser.  If applicable, clarify that the Adviser, on behalf of the Funds and acting pursuant to the Funds’ policies and procedures, provides information to certain entities on a continuous daily basis.  Also, disclose what duties of confidentiality apply to the entities with which the Funds have ongoing disclosure arrangements.  Are the entities contractually bound to confidentiality, including a duty not to trade on the nonpublic information, or do other conditions of confidentiality apply?  If there is no contractual obligation of confidentiality, disclose that the Board determined that the other conditions of confidentiality will adequately safeguard the Funds and their shareholders against improper disclosure of the Funds’ portfolio holdings.  In the alternative, disclose the risks of relying on non-contractual obligations of confidentiality.

Response: The requested disclosures have been added.

69.           Comment:  With respect to the Board’s oversight of the disclosure of portfolio holdings, are there any additional procedures in place to conduct this oversight?  For example, will a Fund officer report to the Board when material issues concerning disclosure of portfolio securities arise?

Response:  The Trust confirms that the Funds have policies regulating the Board’s oversight of the disclosure of portfolio holdings, and that a Fund officer would report to the board when material issues concerning disclosure of portfolio securities arise.

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We believe that this letter fully addresses the Staff’s comments.  Should you have any further questions, please do not hesitate to contact me at (617) 951-7044 or Robert J. Borzone, Jr. at (212) 596-9017.

We acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to the Trust’s filing of its registration materials; (ii) the Staff’s review of the filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Trust will not assert the Staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Sincerely,

/s/ Pelagia Ivanova
Pelagia Ivanova, Esq.